SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in statements filed pursuant to
13D-1(A) and amendments thereto filed pursuant to 13D-2(A)

(Amendment No. 1)*

Pimco Income Strategy Fund II
___________________________________________________

(Name of Issuer)

Auction Preferred Shares, $0.00001 par value per share
_____________________________________________________
(Title of Class of Securities)

72201J203
72201J302
72201J401
72201J500
72201J609
_____________________________________________________
(CUSIP Number)

Jonathan Brooks
Smithwood Advisers, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, CA  90067
(310) 286-2929
_____________________________________________________
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2011
_____________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 10 Pages)

___________________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 2 of 8 Pages

1.	Name of Reporting Persons JMB Capital Partners Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) Working Capital
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 593
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 9.2%
14.		Type of Reporting Person (see instructions) PN

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 3 of 8 Pages

1.	Name of Reporting Persons Smithwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 593
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 9.2%
14.		Type of Reporting Person (see instructions) OO

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 4 of 8 Pages

1.	Name of Reporting Persons Smithwood Advisers, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 593
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 9.2%
14.		Type of Reporting Person (see instructions) PN

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 5 of 8 Pages

1.	Name of Reporting Persons Smithwood General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 593
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 9.2%
14.		Type of Reporting Person (see instructions) OO

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 6 of 8 Pages

1.	Name of Reporting Persons Jonathan Brooks
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 593
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.		Percent of Class Represented by Amount in Row 11 9.2%
14.		Type of Reporting Person (see instructions) IN

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 7 of 8 Pages

This Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2011 (the “Schedule 13D”), is being filed to amend Item 4 by inserting the paragraph set forth below under the caption Item 4 as the penultimate paragraph of  Item 4:

Item 4.                                Purpose of the Transaction.

By letter dated December 6, 2011, the Master Fund expressed its concern regarding, and  urged the Issuer to reconsider, the Issuer’s decision to postpone the 2011 annual meeting.  A copy of the letter is filed as an exhibit to this Amendment No. 1 to Sechedule 13D.

Item 7.                                Materials to be Filed as Exhibits.

Exhibit 1	-	Joint Filing Agreement.
Exhibit 2	-	Letter date December 6, 2011

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 8 of 8 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2011

JMB Capital Partners Master Fund, L.P.
By: Smithwood Partners, LLC, its General Partner

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By: Smithwood General Partner, LLC,
its General Partner

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks

Attention:    Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit No. 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Pimco Income Strategy Fund II and hereby affirms that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: December 6, 2011

JMB Capital Partners Master Fund, L.P.
By: Smithwood Partners, LLC, its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By: Smithwood General Partner, LLC,
its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks

Exhibit No. 2

December 6, 2011

Board of Trustees
PIMCO Income Strategy Fund II ("PFN")
1345 Avenue of Americas
New York, NY 10105

Dear Members of the Board of Trustees:

As disclosed in our Schedule 13D filed on September 14, 2011, JMB Capital Partners Master Fund, L.P. (“JMB”) is the beneficial owner of 9.2% of the Preferred Shares of PFN.  We were particularly baffled by the Board’s decision to delay the 2011 annual shareholder meeting by more than seven months. We fail to see how a 19-month gap between annual shareholder meetings is anything more than a tactic to entrench a Board that we believe does not act consistent with its fiduciary duties to the issuer’s shareholders.

We note that on December 1, 2011, Brigade Leveraged Capital Structures Fund Ltd. and Brigade Capital Management, LLC (“Brigade”) filed a complaint in the Superior Court Department of the Trial Court in Suffolk County, Commonwealth of Massachusetts, against PFN regarding PFN’s publicly-announced decision to postpone the 2011 annual meeting of shareholders until July 31, 2012.

JMB strongly urges you to reconsider your recent decision and act in the best interests of all of your shareholders.

Sincerely,

JMB CAPITAL PARTNERS MASTER FUND, L.P.
By:  Smithwood Advisers, L.P., as Investment Adviser and Attorney-in-Fact

By:	___________________________________
Name: Cyrus Hadidi
Title: Chief Operating Officer

CC:	Mr. Brian S. Shlissel
President and Chief Executive Officer
PIMCO Income Strategy Fund
PIMCO Income Strategy Fund II